Envestnet to Acquire Yodlee Filed by Envestnet, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Yodlee, Inc. Commission File No. 001-36639 Strategic Update

Cautionary Statement Regarding Forward-Looking Statements The forward-looking statements made in this presentation concerning Envestnet, Inc. (the “Company”), the acquisition of Yodlee, Inc., potential post-acquisition performance or otherwise are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the benefits of the proposed acquisition, including future financial results; Envestnet’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. These statements involve risks and uncertainties and the Company’s actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the acquisition due to the failure of Yodlee’s stockholders to approve the acquisition; the failure to satisfy other conditions to completion of the transaction; the failure of the proposed acquisition to close for any other reason; the possibility that any of the anticipated benefits of the proposed acquisition will not be realized; the challenges of retaining key employees; the effect of the announcement of the acquisition on Yodlee’s business relationships, operating results and business generally; the possibility that the anticipated benefits of the acquisition will not be realized, or will not be realized within the expected time period; the possibility that the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. 2

Cautionary Statement Regarding Forward-Looking Statements (cont.) Additional potential risks, uncertainties and other factors that could cause Envestnet’s actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on the Company’s administrative, operational and financial resources, fluctuations in the Company’s revenue, the concentration of nearly all of the Company’s revenues from the delivery of investment solutions and services to clients in the financial advisory industry, the Company’s reliance on a limited number of clients for a material portion of its revenue, the renegotiation of fee percentages or termination of the Company’s services by its clients, the Company’s ability to identify potential acquisition candidates, complete acquisitions, including the acquisition of Yodlee, and successfully integrate acquired companies, the impact of market and economic conditions on the Company’s revenues, compliance failures, regulatory actions against the Company, the failure to protect the Company’s intellectual property rights, the Company’s inability to successfully execute the conversion of its clients’ assets from their technology platform to the Company’s technology platform in a timely and accurate manner, general economic conditions, changes to the Company’s previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors. More information regarding these and other risks, uncertainties and factors is contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov or the Company’s Investor Relations website at http://ir.envestnet.com/. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this communication. All information in this communication is as of August 21, 2015 and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to report the occurrence of unanticipated events. 3

Holistic Goal-based Wealth Management is the Future Data aggregation has become a mission-critical application Enhancing the platform to deliver holistic goal-based advice has been a top priority at Envestnet Upside acquired in February 2015 adds digital advice technology Finance Logix acquired in May 2015 adds robust and sophisticated goal-based financial planning capabilities Yodlee’s data aggregation capabilities completes the final piece creating the industry’s only end-to-end wealth management platform empowering advisors to deliver holistic goal-based advice 4

Yodlee at a Glance Powering Innovative Digital Financial Solutions 20 million+ Users1 14,000+ Data Sources1 850+ Organizations Use Yodlee1 66 US Patents Issued1 FINANCIAL CLOUD Account Data and Transactions Checking, Bills, Loans, Credit Cards, Savings, Investments, Insurance, Payments and more Industry Solutions Retail Banking, Small Business, Wealth Management Product Solutions PFM, Risk Management, APIs, Data, Mobile, Money Movement API Solutions Online Financial Services, E-commerce, Media, Retail Data Analytics Cross-Sell, Upsell, Risk Management, Research 1 As of March 31, 2015 5 Awards and Accolades

Yodlee Data Aggregation Solution Powerful data aggregation capabilities Credit Retirement Banking Investments Taxes Cash The Yodlee platform connects the scattered, complex, and difficult to track information in our financial lives. Yodlee is the glue that brings it all together. 6

Wealth Management Technology for the Future Empowering the advisor of the future Envestnet and Yodlee uniquely complete the lifecycle of advice, delivering the industry's most unified wealth management platform for financial advisors and investors 7

Benefits and Next Steps Yodlee fills mission-critical need for end-to-end wealth management Yodlee’s data aggregation solutions will be integrated into ENV2 and Advisor Now delivering a uniquely holistic view of an individual’s financial profile, enhancing and improving the following processes: Financial planning Client on-boarding Portfolio construction Rebalancing Performance reporting We plan to start introducing the best of Yodlee’s aggregation capabilities as early as possible after the transaction is closed, expected in Q4 or Q1. We are currently planning to update our product road map to reflect the integration of Yodlee’s capabilities and expect to share more details about our combined offering within the next few months. This acquisition will not be disruptive to the services we provide you today. This is what we call a strategic transaction which means there will not be a large conversion required to integrate the business. 8

Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file with the SEC a registration statement on Form S-4, containing a proxy statement of Yodlee. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com. Participants in Solicitation Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envesnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above. 9